GRASIM

BIRLA GROUP

02060894

02 DEC 18 AM 9:45

SUPPL

November 29, 20__

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

Fax.: ,

82-3322

Dear Sirs,

Re.: Open Offer by Grasim Industries Limited and Samruddhi Swastik Trading and Investments Limited to shareholders of Larsen & Toubro Limited

Further to our letter dated November 19, 2002 on the captioned subject, we write this to advise about certain development in the matter.

The Hon'ble Securities Appellate Tribunal (SAT), in its ad-interim order passed on November 28, 2002 (at about 6 PM), has declined to grant Interim Relief to stay the direction of the Securities and Exchange Board of India (SEBI) dated November 8, 2002 not to proceed with the Open Offer formalities in respect of Grasim's Public Announcement to the shareholders of Larsen & Toubro Limited (L&T) on the ground that there was no urgency to proceed with the Offer pending the completion of the investigation ordered by SEBI whether pursuant to the transaction relating to the purchase of shares from Reliance Industries Limited, Grasim has acquired control of L&T.

The main Appeal on merits is still to be heard by Hon'ble SAT.

We also wish to inform you that SEBI, vide its letter dated November 29, 2002 addressed to the Company's Merchant Banker, has advised that Grasim should not acquire any further shares of L&T in the open market or through negotiation or otherwise with effect from 29.11.02 until further advice.

Grasim is now considering its future course of action after detailed consideration of the order by its legal advisors.

This is for your information.

Thanking you,

Yours faithfully,

AKMalu

Ashok Malu
Company Secretary

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